Hexindai Inc.

Hexindai, 13rd Floor, No. A92, Jianguo Road,

Chaoyang District, Beijing, People’s Republic of China 100020

April 23, 2019

VIA EDGAR AS CORRESPONDENCE

Mr. Michael Henderson

Staff Accountant

Mr. Robert Klein

Staff Accountant

Division of Corporation Finance, Office of Financial Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hexindai Inc.
Form 20-F for Fiscal Year Ended March 31, 2018
Filed July 30, 2018
Form 6-K filed December 3, 2018
File No. 001-38245

Dear Mr. Henderson and Mr. Klein,

We, Hexindai Inc., a Cayman Islands company (the “Company”), are in receipt of the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter dated March 29, 2019 (the “Comment Letter”) relating to the Annual Report on Form 20-F filed by the Company on July 30, 2018 and the Form 6-K filed on December 3, 2018.

The Company sent a letter to the Staff on April 12, 2019 notifying the Staff that the Company will furnish its responses to the comments set forth in the Comment Letter to the Staff no later than April 23, 2019. However, the Company respectfully advises the Staff that since it needs more time to prepare thorough and sufficient explanations to the comments of the Staff set forth in the Comment Letter, the Company will furnish its responses to the Staff within thirteen (13) business days from today, no later than May 10, 2019.

Should you have any questions or comments, please do not hesitate to contact us.

Sincerely,

/s/ Qisen Zhang
Qisen Zhang
Chief Financial Officer